EXHIBIT 99.1

 [Harman International Inc. letterhead]

                                             harman international
-------------------------------------------------------------------------------
Harman International Industries, Incorporated
8500 Balboa Boulevard, Northridge, CA 91329  Tel (818) 893-8411

Via Overnight
-------------

October 11, 2004


Mr. Jay Brentlinger
Circuit Research Labs
1330 West Auto Drive
Tempe,AZ 85284

Dear Jay:

As we discussed, I am enclosing the signed letter agreement. I have asked Mr. O'Bannon of Jones Day to work on the legal documentation.

If you have any questions, please do not hesitate to contact me.

Very truly yours,



/s/ Frank Meredith
------------------
    Frank Meredith



cc: E. Summers (w/encl.)
    J. O'Bannon (w/encl.)
    B. Prescott (w/encl.)

 [Harman International Inc. letterhead]

                                             harman international
-------------------------------------------------------------------------------
Harman International Industries, Incorporated
8500 Balboa Boulevard, Northridge, CA 91329  Tel (818) 893-8411


September 3, 2004


Mr. Jay Brentlinger
President and CEO
Circuit Research Labs, Inc.
1330 West Auto Drive
Tempe,AZ 85284

Dear Mr. Brentlinger:

I am writing you to confirm our mutual understanding with respect to a proposed restructuring of the outstanding debt of Circuit Research Labs, Inc. ("CRLI") held by Harman Acquisition Corp. ("HAC"). The principal terms of the proposed restructuring are as follows:

  1) CRLI will issue common stock for cash consideration in an amount no less than $1,000,000 and no more than $1,500,000 prior to October 4, 2004.

  2) CRLI will make a cash principal payment on its outstanding debt owed to HAC in an amount of $1,000,000 million prior to October 4, 2004 or upon the conclusion of the issuance of the issuance of stock outlined in paragraph 1.

  3) Upon receipt of the $1,000,000 principal payment prior to October 4, 2004, HAC will waive all interest accrued after April 1, 2003 in excess of 6%. On June 30, 2004 the balance of unpaid interest of $272,300 will be added to the total principal due. After receipt of the $1,000,000 million principal payment the parties agree the principal amount due before unpaid interest is equal to $7,482,000 (See attached). Unpaid interest after the waiver at June 30, 2004 is equal to $272,300. Therefore, the total amount due after receipt of the $1,000,000 million principal payment is equal to $7,754,300 ("Total Due").

  4) HAC agrees to convert $2,104,000 of the Total Due to HAC by CRLI and CRL Systems, Inc. ("Systems") to 2,104,000 shares of common stock of CRLI. Upon receipt of these shares HAC agrees to sell these shares to Jay Brentlinger, or his nominee, ("Brentlinger") and Brentlinger agrees to buy these shares for $1,000,000. Payment to be made by way of a non-interest bearing non-recourse promissory note. The parties agree that this note will be all due and payable on June 30, 2007 and HAC's sole recourse for non-payment is recovery of the CRLI shares pursuant to the security agreement.

                                                          harman international

Mr. Jay Brentlinger
September 3, 2004
Page 2 of 3


  5) HAC will agree to exchange $2,400,000 of the Total Due to HAC by CRLI and Systems and any of its outstanding warrants to purchase CRLI common stock such that HAC will own 19% of the then outstanding shares of CRLI on a fully diluted basis after giving effect to the issuance of equity securities by CRLI referred to in paragraph 1 and 4 above (Estimated at 2.4 million shares). The shares will be subject to the registration rights granted in the warrant including multiple demand rights and anti dilution protection for issuance of equity securities following restructuring.

  6) HAC will agree that the remaining $3,250,300 of debt owned to it by CRLI will be evidenced by a new note that 1) renews and extends (but does not extinguish) the current indebtedness owing to HAC and 2) reduces the interest rate to a fixed rate equal to 6% payable monthly in arrears. The debt would be secured on the same terms. Mandatory principal payments would be made as follows and as otherwise required by definitive agreements referred to below:

          Applicable Anniversary of Restructuring           Amount
          ---------------------------------------           --------
               First                                        $400,000
               Second                                       $450,000
               Third                                        $450,000
               Fourth                                       $500,000
               Fifth                                        Balance

  7) In connection with the amendment of the existing debt as contemplated by paragraph 4, HAC will agree to permit CRLI to retain the cash raised by the sale of its common stock as contemplated by paragraph 1, in excess of the payment to HAC as contemplated by paragraph 2.

  8) CRLI and HAC each agree that the foregoing terms of the proposed restructuring do not constitute a legal obligation on either party to complete the proposed restructuring and that the legal obligations of the parties hereto with respect to the proposed restructuring will arise only upon the execution of definitive agreements having such terms as are acceptable to the parties hereto, which terms will include, without limitation, a condition that CRLI complete a capital transaction as contemplated by paragraph 1 within the time period set forth therein. CRLI and HAC also acknowledge and agree that any definitive agreements will be subject to the prior approval to the Boards of Directors of each of CRLI and HAC.

  9) If payment set forth in paragraph 2 is not received prior to October 4, 2004, this letter shall be null and void.

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                                                          harman international
Mr. Jay Brentlinger
September 3,2004
Page 3 of 3


Please acknowledge this agreement-in-principle by signing as indicated below.

Very truly yours,


Harman Acquisition Corp.

By /s/ Frank Meredith
   ------------------
       Frank Meredith



Agreed to: Circuit Research Labs, Inc.

By /s/ C. Jayson Brentlinger
   -------------------------
       Jay Brentlinger


Agreed to: CRL Systems, Inc.

By /s/ C. Jayson Brentlinger
   -------------------------
       Jay Brentlinger


Agreed to: /s/ C. Jayson Brentlinger
           -------------------------
               Jay Brentlinger